Exhibit 4

FOR IMMEDIATE RELEASE	9 July 2012

WPP PLC (“WPP”)

JWT acquires majority stake in leading digital agency, Activeark Oy in Finland

WPP announces that JWT, its wholly-owned advertising agency network, has acquired a majority equity stake in Activeark Oy, a leading full service digital agency in Finland.

Activeark, founded in 2003, is based in Helsinki with operations in the UK and India. The agency employs more than 80 people. JWT Finland and Activeark will combine their businesses and partner in Finland in order to provide a comprehensive offering for both local and international clients.

Activeark’s audited gross revenues for the year ended 31 December 2011 were approximately EUR8.1 million with gross assets as at the same date of approximately EUR3.4 million.

This acquisition continues WPP’s strategy of investing in digital capabilities and its commitment to developing its strategic networks throughout Europe. WPP’s digital revenues currently total around US$4.8 billion, representing over 30% of the Group’s total revenue of US$16 billion. WPP has set a target of 35-40% of revenue derived from digital in the next five years. WPP businesses in Scandinavia, (including associates), generate revenues of over US$500 million and employ nearly 3000 people.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204